UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BROADVISION, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

111412 10 2

(CUSIP Number)

Vector Capital Corporation, Bravo Holdco
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000
Attn:  Christopher Nicholson

with a copy to:

Michael J. Kennedy
O’Melveny & Myers LLP
275 Battery Street, Suite 2600
San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 111412 10 2		Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vector Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,632,536 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,632,536 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.3% (see Items 4 and 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 111412 10 2		Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bravo Holdco

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,632,536 shares of Common Stock (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,632,536 shares of Common Stock (see Items 4 and 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.3% (see Items 4 and 5)

14.	Type of Reporting Person (See Instructions) OO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.0001 par value per share ( “Common Stock”), of BroadVision, Inc., a Delaware corporation (“BroadVision”). The principal executive offices of BroadVision are located at 585 Broadway, Redwood City, CA 94063.

Item 2.	Identity and Background

This Statement is being filed jointly by Vector Capital Corporation, a Delaware corporation (“Vector Capital”), and Bravo Holdco, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Bravo Holdco” and, together with Vector Capital, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Schedule 13D as Exhibit 1.

Vector Capital is principally engaged in the business of managing a portfolio of funds which make investments in securities of public and private companies. Bravo Holdco is a newly formed company that was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than incident to its formation and those transactions. Vector Capital is currently the sole shareholder of Bravo Holdco.

The address of the principal executive office of each of the Reporting Persons is c/o Vector Capital Corporation, 456 Montgomery St., 19th Floor, San Francisco, CA 94104.

Alexander R. Slusky is the sole Director and President of Vector Capital Corporation and Dewey Chambers is the Chief Financial Officer of Vector Capital Corporation.  Alexander R. Slusky and Christopher Nicholson are the Directors of Bravo Holdco and Dewey Chambers is the Secretary of Bravo Holdco.  Each of the natural persons named in this Item 2 are United States citizens.  The business address of each of the natural persons named in this Item 2 is c/o Vector Capital, 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

During the last five years, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

BroadVision, Bravo Holdco and Bravo Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Bravo Holdco (“Merger Sub”), have entered into a definitive Agreement and Plan of Merger, dated as of July 25, 2005 (the “Merger Agreement”) for BroadVision to be acquired in an all-cash transaction for a purchase price of $0.84 per share.

As an inducement for Bravo Holdco to enter into the Merger Agreement with BroadVision, and in consideration thereof, Dr. Pehong Chen, BroadVision’s Chairman, President and Chief Executive Officer, on behalf of himself and a trust of which he is a Trustee (the “Chen Trust”), has entered into a voting agreement, dated as of July 25, 2005, with Bravo Holdco (the “Voting Agreement”) pursuant to which Dr. Chen agreed, among other things, to vote all shares of Common Stock held by himself and the Chen Trust in favor of the merger contemplated by the Merger Agreement and the adoption of the Merger Agreement. Dr. Chen and the Chen Trust hold an aggregate of 5,874,985 shares of Common Stock and options to purchase an additional 2,757,551 shares of Common Stock. In addition, Dr. Chen and the Chen Trust delivered an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement. Bravo Holdco did not pay additional consideration in connection with the execution and delivery of the Voting Agreement. Copies of the Merger Agreement and the Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Page 4 of 9 Pages

Item 4.	Purpose of Transaction

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, Bravo Holdco entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of BroadVision with and into Merger Sub. Bravo Holdco may, at its option, elect to amend the Merger Agreement to provide for the merger of (i) Merger Sub or any other affiliate of Bravo Holdco or any affiliate of Vector Capital with and into BroadVision, or (ii) BroadVision with and into any other affiliate of Bravo Holdco or any affiliate of Vector Capital. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $0.84 in cash.

The Merger Agreement has been approved by BroadVision’s board of directors upon the recommendation of a Special Committee comprised of four independent directors, and by Bravo Holdco’s board of directors. The transaction is subject to approval by the holders of a majority in interest of Common Stock. Dr. Chen and the Chen Trust, which own in the aggregate 5,874,985 shares of Common Stock and options to purchase an additional 2,757,551 shares of Common Stock (1), have agreed to vote in favor of the Merger and the adoption of the Merger Agreement. Bravo Holdco has expressed its desire to have Dr. Chen remain involved with the Company after the Merger and has entered into an arrangement with Dr. Chen under which he may purchase up to 9.5% of the equity securities of Bravo Holdco. The transaction is also subject to other customary closing conditions and is expected to close in the late third or fourth quarter of 2005.

Pursuant to the Voting Agreement, Dr. Chen and the Chen Trust, which own in the aggregate 5,874,985 shares of Common Stock and options to purchase an additional 2,757,551 shares of Common Stock (2), which represents approximately 23.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 17.2% of the currently outstanding voting power of BroadVision (3), have agreed to vote (or cause to be voted) their shares of Common Stock (a) in favor of: (i) the adoption of the Merger Agreement; (ii) the Merger and each of the other transactions contemplated by the Merger Agreement; and (iii) any action in furtherance of any of the foregoing; and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any merger, consolidation or other business combination involving BroadVision or any subsidiary of BroadVision; (ii) any sale or other transfer of all or substantially all of the assets of BroadVision and its subsidiaries taken as a whole; (iii) any Takeover Proposal (as defined in the Merger Agreement); (iv) any liquidation, dissolution or winding up of BroadVision; (v) any amendment to BroadVision’s certificate of incorporation or bylaws that is not expressly approved by Bravo Holdco; (vi) any dilution in any material respect of the benefits to Parent of the Merger and the other transactions contemplated by the Merger Agreement or the transactions contemplated by this Agreement; (vii) any change in any manner the voting rights of Common Stock; and (viii) any other action which is intended, or would reasonably be expected, to interfere with or delay in any material respect the Merger or any of the other transactions contemplated by the Merger Agreement. In addition, Dr. Chen and the Chen Trust delivered an irrevocable proxy for the purpose of voting the shares covered by the Voting Agreement.

(1) Consists of 5,874,985 shares of Common Stock beneficially owned by the Chen Trust and an aggregate of 2,757,551 shares of Common Stock issuable upon exercise of stock options granted to Dr. Chen, which options may be exercised within 60 days of the date of this Statement.  By virtue of Dr. Chen’s and the Chen Trust’s ownership of the Common Stock in the amounts described above, Dr. Chen and the Chen Trust hold shares of Common Stock representing approximately 17.2% of the currently outstanding voting power of BroadVision excluding the shares of Common Stock issuable upon exercise of Dr. Chen’s options, or 23.3% of the shares of Common Stock including the Shares of Common Stock issuable upon exercise of Dr. Chen’s options.

(2) See Footnote (1).

(3) The share ownership percentages described in this Statement are based on 36,987,688 shares of Common Stock deemed to be outstanding, which includes (i) 34,230,137 shares of Common Stock actually issued and outstanding as of July 20, 2005 (as represented by BroadVision in the Merger Agreement) and (ii) an aggregate of 2,757,551 shares of Common Stock issuable upon the exercise of stock options granted to Dr. Chen, which options are exercisable within 60 days of the date of this Statement.

Page 5 of 9 Pages

In addition, Dr. Chen and the Chen Trust cannot, and cannot enter into an agreement to do the following: sell, encumber, transfer, grant an option with respect to or dispose the securities subject to the Voting Agreement or any interest in such security to any person other than Bravo Holdco or an immediate family member or a trust for their benefit, provided the recipient of such transfer agrees to be bound by the terms of the Voting Agreement. The Voting Agreement expires at the earlier of: (i) such time as the Merger Agreement is terminated in accordance with its terms or (ii) such time as the Merger becomes effective.

The purpose of the Voting Agreements is to enable BroadVision and Bravo Holdco to consummate the transactions contemplated by the Merger Agreement

The managers of Merger Sub immediately prior to the effective time of the Merger shall be the managers of the surviving limited liability company immediately following the effective time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the effective time of the Merger shall be the officers of the surviving limited liability company immediately following the effective time of the Merger until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of the surviving limited liability company.

At the effective time of the Merger, the certificate of formation of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the certificate of formation of the surviving limited liability company until thereafter amended as provided therein and by applicable law, and such certificate of formation shall contain substantially similar indemnification provisions as set forth in the certificate of incorporation of BroadVision as of the date of the Merger Agreement. At the effective time of the Merger, the limited liability company agreement of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the limited liability company agreement of the surviving limited liability company until thereafter amended as provided therein, by the limited liability company agreement of the surviving limited liability company and by applicable law, and such limited liability company agreement shall contain substantially similar indemnification provisions as set forth in the bylaws of BroadVision as of the date of the Merger Agreement.

Under a separate agreement with certain holders (the “Noteholders”) of BroadVision’s outstanding convertible notes, which BroadVision originally issued pursuant to the terms of a Securities Purchase Agreement dated as of November 10, 2004 (the “Purchase Agreement”), regarding the treatment in connection with the Merger of the convertible notes (the “Notes”) and warrants (the “Warrants”) issued to the Noteholders under the Purchase Agreement, all principal and accrued interest on the Notes that is outstanding at the effective time of the Merger, together with certain other amounts payable to the Noteholders, will be repaid within one business day following the effective time of the Merger and the Notes and Warrants will be extinguished. Merger Sub has agreed to guarantee the rights and obligations under such agreement from and after the effective time of the Merger.

If the Merger is consummated as planned, the Reporting Persons anticipate that the surviving limited liability company will be a wholly-owned subsidiary of Bravo Holdco and that Bravo Holdco will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

Except as set forth in this Item 4, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, which are incorporated herein by reference.

Page 6 of 9 Pages

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the filing date of this Statement, no Reporting Person owns any shares of Common Stock. However, as a result of the Voting Agreement, Bravo Holdco may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 8,632,536 shares of Common Stock, which represents approximately 23.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreement. Vector Capital is currently the sole shareholder of Bravo Holdco. As a result, Vector Capital may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Bravo Holdco.

Each of the Reporting Persons disclaims beneficial ownership of any Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Except as disclosed in this Statement, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the individuals referred to Item 2 of this Statement, is entitled to any rights of a stockholder of BroadVision. Except as disclosed in this Statement, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the individuals referred to Item 2 of this Statement, has (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as disclosed in this Statement, no Reporting Person, nor, to the Reporting Persons’ knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of BroadVision, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1	Joint Filing Agreement dated August among Vector Capital Corporation and Bravo Holdco.
99.1	Agreement and Plan of Merger dated as of July 25, 2005 by and among BroadVision, Bravo Holdco and Merger Sub.
99.2	Voting Agreement dated as of July 25, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Trustees, The Chen Family Trust dated 1/15/93.

Page 7 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2005
VECTOR CAPITAL CORPORATION

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: President

BRAVO HOLDCO

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Director

Page 8 of 9 Pages

INDEX TO EXHIBITS

Exhibit Number	Document

1	Joint Filing Agreement dated August 4, 2005 among Vector Capital Corporation and Bravo Holdco.

99.1.	Agreement and Plan of Merger dated as of July 25, 2005 by and among BroadVision, Bravo Holdco and Merger Sub.

99.2.	Voting Agreement dated as of July 25, 2005 by and between Bravo Holdco and Dr. Chen and the Pehong Chen and Adele W. Trustees, The Chen Family Trust dated 1/15/93.

Page 9 of 9 Pages